UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KEY TECHNOLOGY, INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

493143101
(CUSIP Number)

Garrett Lynam General Counsel and Chief Compliance Officer Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, CT 06901 (203) 595-4552
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) June 20, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 493143101	SCHEDULE 13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler 52-6435625

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
781,423 shares of Common Stock*

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
781,423 shares of Common Stock*

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
781,423 shares of Common Stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.4% of outstanding shares of Common Stock**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Represents shares of Common Stock beneficially owned directly by the Reporting Person and does not include Common Stock beneficially owned by Piton Capital Partners LLC.  The Reporting Person is a member of Piton Capital Partners LLC, along with other "family clients" (as defined in SEC Rule 202(a)(11)(G)-1, "Family Clients") of Kokino LLC.
** This calculation is rounded to the nearest tenth and is based upon 6,308,120 shares of Common Stock outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 6, 2016.

CUSIP No. 493143101	SCHEDULE 13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M3C Holdings LLC 20-6116984

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
132,077 shares of Common Stock*

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
132,077 shares of Common Stock*

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
132,077 shares of Common Stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1% of outstanding shares of Common Stock**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Represents shares of Common Stock beneficially owned directly by the Reporting Person and does not include Common Stock beneficially owned by Piton Capital Partners LLC.  The Reporting Person is a member of Piton Capital Partners LLC, along with other Family Clients of Kokino LLC.
** This calculation is rounded to the nearest tenth and is based upon 6,308,120 shares of Common Stock outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 6, 2016.

CUSIP No. 493143101	SCHEDULE 13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Averick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,243,879 shares of Common Stock*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,243,879 shares of Common Stock*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,243,879 shares of Common Stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.7% of outstanding shares of Common Stock**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Mr. Averick is the Portfolio Manager at Kokino LLC, which is a family office that provides investment management services to its Family Clients, including (i) Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler (the "Trust"); (ii) M3C Holdings LLC ("M3C"); and (iii) Piton Capital Partners LLC ("Piton").  As the Portfolio Manager at Kokino LLC, Mr. Averick shares the power to vote and dispose (or direct the disposition of) 1,243,879 shares of Common Stock, which is the sum of the Common Stock beneficially owned by the following Reporting Persons: (i) 781,423 shares of Common Stock beneficially owned by the Trust; (ii) 132,077 shares of Common Stock beneficially owned by M3C; (iii) 305,379 shares of Common Stock beneficially owned by Piton; and (iv) 25,000 shares of Common Stock beneficially owned by Mr. Averick with his wife, Mickel Averick. With respect to the 25,000 shares of Common Stock beneficially owned by Mr. Averick with his wife, Mr. and Mrs. Averick are deemed to share the power to vote and dispose or direct the disposition of such shares of Common Stock.  Mr. Averick has no pecuniary interest in the shares of Common Stock held by the Trust, M3C or Piton, except for a minority interest he owns in Piton.
**This calculation is rounded to the nearest tenth and is based upon 6,308,120 shares of Common Stock outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 6, 2016.

CUSIP No. 493143101	SCHEDULE 13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Piton Capital Partners LLC 47-3106673

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
305,379 shares of Common Stock*

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
305,379 shares of Common Stock*

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
305,379 shares of Common Stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8% of outstanding shares of Common Stock**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Piton is managed by its managing member, Piton Capital Management LLC.  Piton Capital Management LLC is in turn managed by its managing member, Kokino LLC. Additionally, Kokino LLC is the trading manager of Piton.  Piton Capital Management LLC and Kokino LLC have no pecuniary interest in the shares of Common Stock beneficially owned by Piton or any other Family Client of Kokino LLC, including the Trust, M3C and Mr. Averick.
** This calculation is rounded to the nearest tenth and is based upon 6,308,120 shares of Common Stock outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 6, 2016.

CUSIP No. 493143101	SCHEDULE 13D	Page 6 of 11 Pages

Item 1.	Security and Issuer.
This Statement on Schedule 13D relates to Common Stock, no par value (the "Shares"), of Key Technology, Inc., an Oregon corporation (the "Company" or the "Issuer"). The Company's principal executive offices are located at 150 Avery Street, Walla Walla, Washington 99362.

 Item 2.     Identity and Background.

(a)	This Schedule 13D is being filed on behalf of Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler (the "Trust"); M3C Holdings LLC ("M3C"); Mr. Robert Averick; and Piton Capital Partners LLC ("Piton") (collectively, the "Reporting Persons", and each, a "Reporting Person").
(b)	(i) The address of the Trust is:
 c/o Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, New York 10019
Attention: Leslie J. Schreyer
(ii) The address of M3C is:
c/o North Bay Associates
14000 Quail Springs Parkway, Suite 2200
Oklahoma City, Oklahoma  73134
Attention: Stephen A. Ives
(iii) The address of Robert Averick is:
Kokino LLC
201 Tresser Boulevard, 3rd Floor
Stamford, Connecticut 06901
(iv) The address of Piton is:
c/o Kokino LLC
201 Tresser Boulevard, 3rd Floor
Stamford, Connecticut 06901
Attention: Garrett Lynam
(c)	(i) The principal business of the Trust is to make various investments from time to time for the benefit of the issue of Jonathan D. Sackler.

CUSIP No. 493143101	SCHEDULE 13D	Page 7 of 11 Pages
(ii) The principal business of M3C is to act as a family holding company and make various investments from time to time for the benefit of its sole owner, Mary Corson and Richard S. Sackler, M.D., as Trustees of the Mary Corson Trust dated January 15, 2004 (the "Mary Corson Trust").  Mary Corson is the sole beneficiary of the Mary Corson Trust and the wife of Jonathan D. Sackler.
(iii) Robert Averick is the Portfolio Manager at Kokino LLC, which is a family office that provides investment management services to its family clients (as defined in SEC Rule 202(a)(11)(G)-1, "Family Clients"), including the Trust, M3C, Mr. Averick and Piton with respect to the Shares of the Issuer beneficially owned by such Reporting Persons.
(iv) The principal business of Piton is to act as a pooled investment vehicle for various Family Clients of Kokino LLC, including the Trust, M3C and Robert Averick.
Piton is managed by its managing member, Piton Capital Management LLC (which is a Delaware limited liability company).  Piton Capital Management LLC is in turn managed by its managing member, Kokino LLC (which is also a Delaware limited liability company).  Additionally, Kokino LLC is the trading manager of Piton.  The business address of Piton Capital Management LLC is the same as Piton's and Kokino LLC's.
(d)	None.
(e)	None.
(f)	(i) The Trust is a Connecticut trust.
(ii) M3C is a Delaware limited liability company.
(iii) Mr. Averick is a United States citizen.
(iv) Piton is a Delaware limited liability company.
Item 3.      Source and Amount of Funds or Other Consideration.
As of June 20, 2016, the Reporting Persons had collectively purchased an aggregate of 1,243,879 Shares over the course of various prior purchases. Each Reporting Person funded such prior purchases out of their available cash on hand.
Item 4.	Purpose of Transaction.
The Shares held by each of the Reporting Persons were acquired in the ordinary course of business for investment purposes.  Effective June 20, 2016, Mr. Averick is a member of the Issuer's Board of Directors (the "Board") and will serve on the Board's Nominating and Corporate Governance Committee.  This Schedule 13D is being filed in connection with Mr. Averick's membership of the Board.

CUSIP No. 493143101	SCHEDULE 13D	Page 8 of 11 Pages

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and have discussions with representatives of the Issuer concerning the Issuer's strategy, business and operations.  In addition, the Reporting Persons may engage in communications regarding the Issuer with other stockholders of the Issuer, knowledgeable industry or market observers, industry participants, or other persons in respect of the Issuer's strategy, business and operations.
The Reporting Persons may take a number of actions to maximize the value of their investment, including increasing or decreasing the size of their investment in the Issuer, depending upon numerous factors, including, among other things, the price and availability of securities of the Issuer; subsequent developments affecting the Issuer; the Issuer's business and prospects; general stock market and money market and economic conditions; tax considerations; ongoing evaluation of the Issuer's business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; the attitudes and actions of the Board of Directors and management of the Issuer; and other factors deemed relevant.  Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to exercise any and all of their respective rights as shareholders of the Issuer in a manner consistent with their equity interests, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, namely: (i) the acquisition by any person of any additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.
The foregoing list of intentions, plans, strategies, negotiations, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.
Except as provided above in this Item 4, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in the Issuer's Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 493143101	SCHEDULE 13D	Page 9 of 11 Pages

Item 5. Interest in Securities of the Issuer.

		Shares Beneficially Owned	Percent of Class[1]
(a) and (b)	1. The Trust[2]
	Sole Voting Power	781,423	12.4%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	781,423	12.4%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	781,423	12.4%

	2. M3C3
	Sole Voting Power	132,077	2.1%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	132,077	2.1%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	132,077	2.1%

	3. Mr. Averick[4]
	Sole Voting Power	-0-	0%
	Shared Voting Power	1,243,879	19.7%
	Sole Dispositive Power	-0-	0%
	Shared Dispositive Power	1,243,879	19.7%
	Aggregate Voting and Dispositive Power	1,243,879	19.7%

	4. Piton[5]
	Sole Voting Power	305,379	4.8%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	305,379	4.8%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	305,379	4.8%

(c)	Effective June 20, 2016, Mr. Averick was appointed to serve as a director on the Board and will serve on the Board's Nominating and Corporate Governance Committee.
(d)	Kokino LLC provides investment management services to the Trust, M3C and Piton. In this capacity Kokino LLC shares the power to (i) vote and dispose (or direct the disposition of) and (ii) direct the receipt of dividends from, or the proceeds from the sale of, 1,218,879 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons as described in Items 5(a) and (b): (x) 781,423 Shares beneficially owned by the Trust; (y) 132,077 Shares beneficially owned by M3C; and (z) 305,379 Shares beneficially owned by Piton. Additionally, Kokino is the managing member of Piton Capital Management LLC, which is in turn the managing member of Piton. Kokino LLC and Piton Capital Management LLC have no pecuniary interest in (and have not funded any purchases of) the Shares beneficially owned by Piton or any other Family Client of Kokino LLC, including the Trust, M3C and Mr. Averick.
Except as described above (including in the footnotes to Items 5(a) and (b)), no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e)	Not applicable.

CUSIP No. 493143101	SCHEDULE 13D	Page 10 of 11 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Company has entered into an agreement dated June 20, 2016 (the "Status Agreement") with the Trust, M3C, Piton and Mr. Averick (collectively, the "Joint Filers").  The Status Agreement permits the Joint Filers, pursuant to the Company's Second Amended and Restated Rights Agreement, dated as of November 13, 2007, as amended (the "Rights Agreement"), to individually acquire Shares that would in the aggregate bring the holdings of the members of the Joint Filers to no more than 20% of the Shares issued and outstanding at any time, except as may result from a reduction of the number of Shares outstanding, or with the advance approval of the Board, or as may be issued to Mr. Averick for services as a member of the Board.  In addition, the Status Agreement confirms that in the determination of the Board none of the members of the Joint Filers would be an "Acquiring Person" as defined under the Rights Agreement and that the Company will not take any action to negate such determination or cause adverse consequences under various state anti-takeover statues to the Joint Filers based on Mr. Averick becoming a member of the Board.  The parties are entitled to specific performance to enforce any remedies that may be available under the Status Agreement.
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
Exhibit A.	Joint Filing Agreement, dated as of July 29, 2015, by and among Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler, M3C Holdings LLC, Robert Averick and Piton Capital Partners LLC (incorporated by reference to Exhibit A to Amendment No. 6 to Schedule 13G filed by the Reporting Persons on February 16, 2016).
Exhibit B.	Power of Attorney, dated as of June 21, 2012 granted by Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler, in favor of Anthony M. Roncalli and Frank S. Vellucci (incorporated by reference to Exhibit B to Amendment No. 6 to Schedule 13G filed by the Reporting Persons on February 16, 2016).
Exhibit C.	Agreement Regarding Status under Rights Plan, dated as of June 20, 2016, by and among Key Technology, Inc., M3C Holdings LLC, Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler, Robert M. Averick and Piton Capital Partners LLC (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on June 22, 2016).

1 Based upon 6,308,120 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 6, 2016.
2 Leslie J. Schreyer, the sole Trustee of the Trust, has no pecuniary interest in the Shares held by the Trust. The beneficiaries of the Trust are the issue of Jonathan D. Sackler.  The Trust is a member of Piton, along with other Family Clients of Kokino LLC.
3 M3C is a Delaware limited liability company wholly-owned by the Mary Corson Trust.  Mary Corson is the sole beneficiary of the Mary Corson Trust and the wife of Jonathan D. Sackler.  M3C is a member of Piton, along with other Family Clients of Kokino LLC.
4 Mr. Averick is the Portfolio Manager at Kokino LLC and shares the power to vote and dispose (or direct the disposition of) 1,243,879 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons: (i) 781,423 Shares beneficially owned by the Trust; (ii) 132,077 Shares beneficially owned by M3C; (iii) 305,379 Shares beneficially owned by Piton; and (iv) 25,000 Shares beneficially owned by Mr. Averick with his wife, Mickel Averick. With respect to the 25,000 Shares beneficially owned by Mr. Averick with his wife, Mr. and Mrs. Averick are deemed to share the power to vote and dispose or direct the disposition of such Shares.  Mr. Averick has no pecuniary interest in the Shares held by the Trust, M3C or Piton, except for a minority interest he owns in Piton.
5 Piton is a Delaware limited liability company and a pooled investment vehicle.  The Trust, M3C and Mr. Averick are members of Piton, along with other Family Clients of Kokino LLC. Piton is managed by its managing member, Piton Capital Management LLC.  Piton Capital Management LLC is in turn managed by its managing member, Kokino LLC.  Additionally, Kokino LLC is the trading manager of Piton.  Piton Capital Management LLC and Kokino LLC have no pecuniary interest in the Shares beneficially owned by Piton or any other Family Client of Kokino LLC, including the Trust, M3C and Mr. Averick.

CUSIP No. 493143101	SCHEDULE 13D	Page 11 of 11 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 2016
/s/ Frank S. Vellucci
Frank S. Vellucci Attorney-in-Fact for Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
M3C Holdings LLC
By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President

/s/ Robert Averick
Robert Averick
Piton Capital Partners LLC By: Piton Capital Management LLC, its managing member By: Kokino LLC, its managing member
By:	/s/ Stephen A. Ives
Name: Stephen A. Ives Title: Vice President